Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six-months periods ended June 30, 2026 and 2025

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Aura Minerals, Inc.:

Results of Review of Interim Financial Information

We have reviewed the condensed interim consolidated statements of financial position of Aura Minerals, Inc. and subsidiaries (the Company) as of June 30, 2026, the related condensed interim consolidated statements of income (loss), other comprehensive income (loss), and cash flows for the three-month and six-month periods ended June 30, 2026 and 2025, the related condensed interim consolidated statements of changes in equity for the six-month periods ended June 30, 2026 and 2025, and the related notes (collectively, the condensed interim consolidated financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed interim consolidated financial statements for it to be in conformity with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of income (loss), other comprehensive income (loss), changes in equity and cash flows for the year then ended (not presented herein); and in our report dated March 31, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed interim consolidated statements of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statements of financial position from which it has been derived.

Basis for Review Results

This condensed interim consolidated financial statements is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our review in accordance with the standards of the PCAOB. A review of condensed interim consolidated financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

KPMG Auditores Independentes Ltda.

Rio de Janeiro, Brazil
August 05, 2026

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Income (Loss)

For the three and six months ended June 30, 2026 and 2025

Expressed in thousands of United States dollars, except share and per share amounts

	Note	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Revenue	20	335,967	190,436	718,573	352,240
Cost of goods sold	21	(144,490)	(86,497)	(298,268)	(169,873)
Gross profit		191,477	103,939	420,305	182,367

General and administrative expenses	22	(22,477)	(11,284)	(38,219)	(20,920)
Exploration expenses	23	(3,569)	(1,714)	(5,928)	(3,090)
Other income (expenses), net	26	9,870	61	4,462	(693)
Operating income		175,301	91,002	380,620	157,664

Finance expense	24	(66,204)	(61,004)	(112,840)	(184,396)
Finance income	24	127,258	1,374	104,973	3,155
Income (loss) before income taxes		236,355	31,372	372,753	(23,577)

Current tax	15	(19,794)	(29,551)	(67,203)	(50,365)
Deferred tax	15	1,126	6,326	7,295	8,840
Income taxes		(18,668)	(23,225)	(59,908)	(41,525)

Profit (Loss) for the period		217,687	8,147	312,845	(65,102)

Weighted average number of ordinary shares outstanding
Basic	33	83,813,093	74,328,457	83,691,587	73,771,206
Diluted	33	84,754,721	75,199,163	84,633,215	73,771,206

Profit (Loss) per share– Basic	33	2.60	0.11	3.74	(0.88)
Profit (Loss) per share– Diluted	33	2.57	0.11	3.70	(0.88)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

2 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Other Comprehensive Income (Loss)

For the three and six months ended June 30, 2026 and 2025

Expressed in thousands of United States dollars

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Profit (Loss) for the period	217,687	8,147	312,845	(65,102)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in the fair value of cash flow hedge, net of tax	761	(5)	3,309	(2,591)
Gain on foreign exchange translation of subsidiaries	1,174	(1,049)	1,030	(1,011)

Items that will not be reclassified to profit or loss:
Change in the fair value of equity investments	1,799	143	(919)	(193)
Actuarial gain on post-employment benefit, net of tax	18	(294)	62	(294)
Other comprehensive income, net of tax	3,752	(1,205)	3,482	(4,089)
Total comprehensive income (loss)	221,439	6,942	316,327	(69,191)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

3 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2026 and 2025

Expressed in thousands of United States dollars

	Note	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Cash flows from operating activities
Profit (Loss) for the period		217,687	8,147	312,845	(65,102)
Items adjusting profit (loss) of the period	25 (a)	(60,832)	82,263	57,553	237,832
Changes in working capital	25 (b)	11,455	3,372	(15,898)	(10,763)
Income tax and social contribution paid		(40,898)	(22,571)	(92,400)	(39,444)
Other current and non-current assets and liabilities	25 (c)	(15,467)	8,653	(32,284)	(1,430)
Net cash generated by operating activities		111,945	79,864	229,816	121,093

Cash flows from investing activities
Purchase of property, plant and equipment	11	(84,319)	(50,325)	(128,426)	(102,050)
Short term investment		(140)	-	(417)	-
Acquisition of investment – Bluestone Inc., net of cash acquired		-	-	-	(18,538)
Acquisition of investment – Altamira		-	(439)	-	(439)
Proceeds from the Sale of São Francisco Mine	5	2,000	-	2,000	-
Net cash used in investing activities		(82,459)	(50,764)	(126,843)	(121,027)

Cash flows from financing activities
Proceeds received from loans and debentures		119,632	-	119,632	-
Repayment of loans and debentures	25 (e)	(81,072)	(9,147)	(99,393)	(20,602)
Derivative settlement- debt swap agreements		9,243	2,582	6,502	2,582
Interest paid on loans and debentures	25 (e)	(19,414)	(13,397)	(26,065)	(21,172)
Payment from liability (NSR agreement)		(2,257)	(853)	(2,268)	(1,594)
Principal payments of lease liabilities	18 (b)	(4,246)	(4,227)	(8,287)	(7,557)
Interest payments of lease liabilities	18 (b)	(676)	(895)	(1,379)	(1,804)
Repayment of other liabilities	18 (a)	(299)	-	(1,280)	(981)
Payment of dividends	29	(65,361)	(29,811)	(120,507)	(48,144)
Acquisition of treasury shares	19	(2,316)	-	(6,948)	(1,200)
Proceeds from exercise of stock options		307	-	657
Net cash used in financing activities		(46,459)	(55,748)	(139,336)	(100,472)

Decrease in cash and cash equivalents		(16,973)	(26,648)	(36,363)	(100,406)
Effect of foreign exchange gain on cash equivalents		(2,494)	(3,480)	(1,371)	(1,845)
Cash and cash equivalents, beginning of the period		267,789	198,066	286,056	270,189
Cash and cash equivalents, end of the period		248,322	167,938	248,322	167,938

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Financial Position

As of June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars

	Note	June 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents	6	248,322	286,056
Restricted cash		3,492	3,075
Accounts receivables	7	12,098	20,073
Value added taxes and other recoverable taxes	8	43,081	37,650
Inventories	9	114,015	115,810
Derivative financial instruments	27	21,404	4,418
Other receivables and assets	10	51,787	45,404
Total current		494,199	512,486

Non-current
Value added taxes and other recoverable taxes	8	44,275	40,589
Inventories	9	80,048	58,576
Other receivables and assets	10	23,307	16,573
Property, plant and equipment	11	1,022,591	945,354
Deferred income tax assets	15	40,023	35,418
Total non-current		1,210,244	1,096,510

Total assets		1,704,443	1,608,996

LIABILITIES
Current
Trade and other payables	12	183,166	189,614
Derivative financial instruments	27	143,440	139,354
Loans and debentures	13	64,985	99,548
Liability measured at fair value	14	6,902	1,012
Current income tax liabilities	15	42,790	66,765
Current portion of other liabilities	18	17,850	18,933
Provision for mine closure and restoration	16	5,094	5,661
Liabilities directly associated with assets classified as held for sale	5	-	5,367
Total current		464,227	526,254

Non-current
Loans and debentures	13	376,259	311,620
Liability measured at fair value	14	27,598	25,822
Derivative financial instruments	27	158,078	265,343
Deferred income tax liabilities	15	35,039	37,006
Provision for mine closure and restoration	16	83,447	78,070
Other provisions	17	103,012	92,671
Other liabilities	18	311	6,473
Total non-current		783,744	817,005

SHAREHOLDERS’ EQUITY	19
Share capital		828,647	834,430
Contributed surplus		58,455	57,757
Accumulated other comprehensive income		3,304	(178)
Accumulated losses		(433,934)	(626,272)
Total equity		456,472	265,737

Total liabilities and equity		1,704,443	1,608,996

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

5 | Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30, 2026 and 2025

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2025	83,554,346	834,430	57,757	(178)	(626,272)	265,737
Shared based compensation	364,597	1,165	698	-	-	1,863
Shares repurchased	(82,100)	(6,948)	-	-	-	(6,948)
Change in the fair value of cash flow hedge, net of tax	-	-	-	3,309	-	3,309
Gain on foreign exchange translation of subsidiaries	-	-	-	1,030	-	1,030
Change in the fair value of equity investment	-	-	-	(919)	-	(919)
Actuarial gain on post-employment benefit, net of tax	-	-	-	62	-	62
Profit for the period	-	-	-	-	312,845	312,845
Dividends paid (note 29)	-	-	-	-	(120,507)	(120,507)
At June 30, 2026	83,836,843	828,647	58,455	3,304	(433,934)	456,472

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of new shares	2,226,008	35,271	-	-	-	35,271
Shared based compensation	-	-	73	-	-	73
Acquisition of treasury shares / Cancellation of shares	(96,141)	(1,200)	-	-	-	(1,200)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(2,591)	-	(2,591)
Gain on foreign exchange translation of subsidiaries	-	-	-	(1,011)	-	(1,011)
Change in the fair value of equity investments	-	-	-	(193)	-	(193)
Actuarial (loss) on post-employment benefit, net of tax	-	-	-	(294)	-	(294)
Loss for the period	-	-	-	-	(65,102)	(65,102)
Dividends paid (note 29)	-	-	-	-	(48,144)	(48,144)
At June 30, 2025	74,529,362	633,271	55,669	(4,812)	(544,364)	139,764

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

1           NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). The Company’s common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and its Brazilian Depositary Receipts (“BDRs”), with three BDRs representing one common share, are listed on the B3 – Brasil, Bolsa Balcão under the ticker symbol “AURA33”, now backed by common shares traded on Nasdaq following the approval issued by the Brazilian Securities Commission (CVM) on August 29, 2025, which authorized the migration of the reference exchange of the underlying shares from the Toronto Stock Exchange (“TSX”) to Nasdaq. On September 8, 2025, the Company announced that its voluntary delisting from the TSX had been approved by its board of directors and the TSX, with effectiveness as of the close of trading on September 25, 2025. Following the delisting, the Company continues to maintain trading of its common shares and BDRs on Nasdaq and B3 respectively.

Aura’s ultimate controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These unaudited condensed interim consolidated financial statements (the “financial statements”) were approved by the Board of Directors on August 5, 2026.

2           BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board. These unaudited condensed interim consolidated financial statements should be read in conjunction with Aura’s annual consolidated financial statements for the year ended December 31, 2025, ("2025 Annual Financial Statements").

The accounting policies followed in these Unaudited condensed interim consolidated financial statements are consistent with those disclosed in Note 3 of 2025 Annual Financial Statements, except for those new or revised standards adopted as of January 1, 2026 as is the case with the amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates. As disclosed in the 2025 Annual Financial Statements, these amendments have not had a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”), a service company in Colombia which has a functional currency of Colombian Pesos (“COP”) and certain Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the unaudited condensed interim consolidated financial statements are rounded to the nearest thousand.

7 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

3           ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2026 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these Unaudited condensed interim consolidated financial statements.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
-	Management defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standards are not expected to have a significant impact on the Company´s Unaudited condensed interim consolidated financial statements.

-	Subsidiaries without Public Accountability: Disclosures (IFRS 19) - As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

(a)	New and amended standards and interpretations

The Company applied for the first time certain standards and amendments that are effective for annual periods beginning on or after January 1, 2026. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) – effective for annual reporting periods beginning on or after January 1, 2026. These amendments clarify requirements related to the classification and measurement of financial instruments. The adoption of these amendments did not have a material impact on the Company’s Unaudited condensed interim consolidated financial statements.

8 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

4           MATERIAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified material accounting policies under which significant judgements, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the 2025 Annual Financial Statements for a summary of the material accounting estimates and judgements which are consistent with those in the preparation of the financial statements. Management’s estimates and judgements are evaluated quarterly and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

5           ASSET HELD FOR SALE

On August 24, 2023, the Company entered into an Asset Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with a potential buyer to sell all mineral rights, assets and liabilities related to the São Francisco Mine (part of the Apoena segment). The mine was under care and maintenance, and its property, plant and equipment were fully depreciated. The purchase price was established at $9,000. The Purchase and Sale Agreement included several conditions precedent that were required to be satisfied prior to closing.

In May 2026, the final condition precedent was fulfilled and the transaction was completed. As of June 30, 2026, the Company had received cash proceeds of $3,000 consisting of a $1,000 advance payment received upon execution of the Purchase and Sale Agreement and a $2,000 payment received upon closing of the transaction, with the remaining $6,000 recognized in Other receivables and assets ($1,000 as current and $5,000 as non-current). Upon closing, all assets and liabilities associated with the São Francisco Mine were derecognized, and the Company recognized a gain on disposal of $10,980 in Other income (Note 26).

9 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

6           CASH AND CASH EQUIVALENTS

	2026	2025
Cash at bank	189,696	174,119
Term deposits	58,626	111,937
Cash and Cash Equivalents	248,322	286,056

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable within 24 hours’ notice with no significant loss in value.

7           ACCOUNTS RECEIVABLES

	2026	2025
Trade receivables	11,838	19,799
Other receivables	260	274
Accounts receivables	12,098	20,073

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these Unaudited condensed interim consolidated financial statements.

8           VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2026	2025
Sales taxes and value added taxes
Apoena, Almas, Borborema and Serra Grande	43,151	49,603
Aranzazu	1,816	2,547
Minosa	20,985	18,592
Other taxes
Income taxes and social contribution	21,404	7,497
Total Value added tax and other recoverable taxes	87,356	78,239
Current	43,081	37,650
Non-Current	44,275	40,589

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) Reimbursement from government authorities and/or; (2) Used as credit for income tax payments; and/or (3) sales in the domestic market. The amounts are presented net of provisions for realizable value losses.

During the six-month period ended June 30, 2026, the Company sold $2,897 of ICMS tax credits related to the Apoena Mine.

10 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

9           INVENTORIES

	2026	2025
Finished product	1,242	2,688
Work-in-process	130,282	114,468
Parts and supplies	62,539	57,230
Total inventories	194,063	174,386
Current	114,015	115,810
Non-current	80,048	58,576

As of June 30, 2026 and December 31, 2025, the non-current inventory is related to Borborema and Almas’ low-grade stockpile. As of June 30, 2026, inventories were measured at their net realizable value, with the related provision totaling $7,040 ($5,228 as of December 31, 2025). During the period ended June 30, 2026, $1,812 ($667 for the period ended June 30, 2025) was recognized in the Unaudited Condensed Consolidated Statements of Income (loss) with the majority of the amount attributable to the Minosa mine.

10       OTHER RECEIVABLES AND ASSETS

	2026	2025
Prepaids expenses	6,670	4,849
Advances to vendors	39,439	36,893
Deposits	12,725	9,839
Altamira investment (a)	8,740	9,691
Accounts receivable from sale of assets (Note 5)	6,000	-
Other assets	1,520	705
Total other receivables and assets	75,094	61,977
Current	51,787	45,404
Non-current	23,307	16,573

(a)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

11 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

On November 6, 2025, the Company exercised 24,000,000 common share purchase warrants of Altamira Gold Corp. at an exercise price of $ 0.14 (C$0.20 - Canadian Dollars) per warrant, with each warrant exercisable for one common share. Following this transaction, Aura owns 54,000,000 common shares and 3,000,000 warrants.

The common shares and warrant are recorded at fair value through OCI and the amount as of June 30, 2026, is $8,740 ($9,691 as of December 31, 2025).

11       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the periods ended June 30, 2026 and 2025 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354

Additions	70,789	1,173	592	2,676	1,045	59,298	135,573
Depletion and amortization	(29,741)	(4,416)	(718)	(15,087)	(7,182)	-	(57,144)
Transfers	8,611	-	-	2,379	-	(10,990)	-
Disposals	(26)	(306)	(491)	(1,279)	1,727	(817)	(1,192)
Net book value at June 30, 2026	584,409	111,999	7,666	226,965	23,071	68,481	1,022,591
Consisting of:
Cost	910,606	214,314	28,536	395,629	67,825	68,481	1,685,391
Accumulated Depreciation	(326,197)	(102,315)	(20,870)	(168,664)	(44,754)	-	(662,800)
Net book value at June 30, 2026	584,409	111,999	7,666	226,965	23,071	68,481	1,022,591

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	27,636	5,014	1,040	1,919	6,236	70,933	112,778
Bluestone acquisition	46,990	20,337	96	1,980	-	5,818	75,221
Depreciation	(17,789)	(6,975)	(1,184)	(3,714)	(6,119)	-	(35,781)
Transfers	2,403	-	(2,403)	1,819	-	(1,819)	-
Disposals	(87)	(180)	(104)	(65)	-	-	(436)
Net book value at June 30, 2025	371,465	70,144	7,280	65,631	29,726	218,320	762,566
Consisting of:
Cost	651,785	161,993	25,238	198,608	61,188	218,320	1,317,132
Accumulated Depreciation	(280,320)	(91,849)	(17,958)	(132,977)	(31,462)	-	(554,566)
Net book value at June 30, 2025	371,465	70,144	7,280	65,631	29,726	218,320	762,566

12 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The asset retirement obligation is included within mineral properties, with the related liability recognized in current and non-current liabilities, as disclosed in Note 16.

For the period ended June 30, 2026, no interest related to loans and debentures was capitalized, as capitalization ceased following the Borborema project reaching commercial production in September 2025.

For the period ended June 30, 2025, $4,768 of interest related to loans and debentures was capitalized (at a 100% capitalization rate) as part of the construction cost of the Borborema project.

12       TRADE AND OTHER PAYABLES

	2026	2025
Trade accounts payable to suppliers	105,491	111,350
Other taxes payables	27,544	30,971
Accrued liabilities to suppliers	49,695	43,903
Contract liability	436	3,390
Total trade and other payables	183,166	189,614

13 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

13       LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of June 30, 2026 and December 31, 2025, is as follows:

Financial debt	Maturity Date	Interest Rate	06/30/2026	12/31/2025
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	-	1,153
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	714	2,088
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	-	446
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	1,947	2,730
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	1,873	3,125
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	-	2,194
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	15,458	22,083
Bank Santander Brasil
Q3 2023 Loan Agreement (“4° Loan”)	November 2028	9.51%	-	78,047
Bank Santander LUX
Q2 2026 Loan Agreement ("1º Loan")	May 2031	**SOFR + 2.07%	80,439	-
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	10,277	20,529
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	9,991	10,000
Bank Bradesco
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50% (a)	43,026	43,033
Q2 2026 Loan Agreement (“3° Loan”)	June 2031	**CDI + 1.31%	39,685	-
Other banks
BTG Pactual	November 2027	6.70%	20,127	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	**CDI + 1.60%	197,775	186,433
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	14,032	13,291
Nemesia SARL
Nemesia SÀRL	-	7%	5,900	5,900
Total			441,244	411,168
Current			64,985	99,548
Non-Current			376,259	311,620

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”)

** Hedged through swap to U.S. Dollars plus a fixed rate.

(a) Prepayment of Santander Brasil debt

In May 2026, the Company’s subsidiary, Cascar, fully prepaid its outstanding debt with Santander Brasil in the total amount of $75,562. The early settlement resulted in a prepayment fee of $4,100, which was recognized within Finance expense (Note 24).

14 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

(b) New Debt Agreements

Borborema Mine

•	Santander LUX Bank: Principal amount of $80,000, in May 2026, with interest rate of SOFR +2.07% per year, with a due date May 2031. On the same date, Cascar entered into a swap agreement with Banco Santander (Brasil) S.A. to hedge the loan, to exchange rate variation of Brazilian Reais with U.S. Dollars, plus a fixed rate of 6.30% per annum.

Serra Grande Mine

•	Bradesco S.A.: Principal amount of $40,000, in June 2026, with interest rate of CDI + 1.31% per year with a due date of June 2031. On the same date, Serra Grande entered into a swap agreement with Bradesco S.A. to fully hedge the loan, to exchange rate variation of Brazilian Reais with U.S. Dollars, plus a fixed rate of 6.65% per annum.

(c) The long-term cash flows of loans and debentures payments are as follows:

Amount
2027 **	99,668
2028	133,210
2029	103,653
2030	39,727
2031 onwards	-
376,259

** Includes amounts that become due from July 1, 2027.

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 20,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

15 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1 billion (US$161,491) entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Safra Bank: Principal of US$ 20,000 entered in August 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander LUX Bank, principal of $80,000 entered in May 2026

The agreement has one annual financial covenant requiring that the ratio of Net Debt to last 12 months EBITDA, calculated on a consolidated basis for Aura Minerals Inc., be lower than or equal to 2.75x, measured annually based on the prior year-end consolidated financial statements.

For the period ended June 30, 2026 and the year ended December 31, 2025, the Company and its subsidiaries are in compliance with all the financial covenants.

14       LIABILITY MEASURED AT FAIR VALUE

On December 19, 2023, the Company, through its subsidiary Borborema, entered into a Net Smelter Return Royalty Agreement for proceeds of $21,000. The liability is measured at fair value through profit or loss, with changes attributable to the Company’s own credit risk recognized in other comprehensive income. Further details regarding the terms of the agreement are disclosed in the Company’s annual consolidated financial statements as of December 31, 2025.

Following the declaration of commercial production at the Borborema Project in September 2025, the pre-production payment obligation ceased and royalty payments based on 2% of net smelter returns commenced in the first quarter of 2026.

16 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the six-month periods ended June 30, 2026 and 2025, the changes in the fair value of the liability resulted in losses of $6,961 and $6,384, respectively, recognized in finance costs (Note 24).

As of June 30, 2026, the carrying amount of the liability was $34,500, compared with $26,834 as of December 31, 2025.

15       INCOME TAXES

a)                   Income taxes

As of June 30, 2026 the current income tax liabilities is $42,790 ($66,765 as of December 31, 2025).

Income tax expenses included in the unaudited condensed consolidated statements of income for the periods ended June 30, 2026 and 2025, are as follows:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Current income tax	(19,794)	(29,551)	(67,203)	(50,365)
Deferred income tax	1,126	6,326	7,295	8,840
Total income tax expenses	(18,668)	(23,225)	(59,908)	(41,525)

b)                   Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the unaudited condensed consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2026	2025
Deferred income tax assets	40,023	35,418
Deferred income tax liabilities	(35,039)	(37,006)
Total deferred taxes, net	4,984	(1,588)

17 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The movement in the net deferred income tax asset (liability) was as follows:

Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	8,840
Recorded through other comprehensive income	(956)
Acquisition of Bluestone	(1,137)
Exchange differences	2,332
Balance, June 30, 2025	(7,286)

Balance, December 31, 2025	(1,588)
Recorded in the statement of income (loss)	7,295
Recorded through other comprehensive income	1,706
Exchange differences	(2,429)
Balance, June 30, 2026	4,984

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2026	2025
Provision for mine closure and restoration	15,044	15,597
Tax losses carried forward	299	1,034
Fair value on acquisitions	1,210	1,391
Provisions	37,983	32,110
Exchange changes	1,613	7,170
Non-monetary items	(11,731)	(26,771)
Depreciation	(25,287)	(24,113)
Advance payments	(7,169)	(8,612)
Fair value of financial instruments	(1,952)	1,255
Others	(5,026)	(649)
Total of deferred tax assets and liabilities	4,984	(1,588)

18 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

c)                   Effective tax rate

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Income (loss) before Income taxes	372,753	(23,577)
Income taxes at statutory rate applicable to the parent Company (0%)	-	-

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(117,957)	(43,538)
Non-deductible expenses	8,800	87
Unrecognized deferred tax asset (losses carried forward)	(5,756)	(3,065)
Tax exemptions (a) (b)	57,995	3,457
Withholding taxes on distribution	(6,333)	(1,889)
Translation adjustments	(13,422)	(7,339)
Deferred taxes over non-monetary items	15,040	10,081
Others	1,725	681
Income tax expense	(59,908)	(41,525)
Effective tax rate	(16.1%)	176.1%

(a) As of June 30, 2026, the Company recognized a total of $57,995 in tax exemptions, of which $57,910 relates to the profit from operations incentive, specifically in Almas, Borborema and Apoena for which the incentive was approved by the applicable government agencies in the second quarter of 2026, and USD 85 to the Workers Food Program (PAT), in accordance with applicable legislation.

b) In June 2026, Almas recognized a total of $20,957 in tax exemptions related to the Exploitation Profit benefit for fiscal year 2025.

16       PROVISION FOR MINE CLOSURE AND RESTORATION

The movements for the six months ended June 30, 2026 and 2025 are as follow:

	June 30, 2026	June 30, 2025
Balance, beginning of period	83,731	50,573
Acquisition of Bluestone	-	9,668
Accretion expense (note 24)	4,260	2,800
Payments	(445)	-
Change in estimate	(76)	(277)
Foreign exchange	1,071	1,706
Balance, end of the period	88,541	64,470
Current	5,094	-
Non-current	83,447	64,470

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using discount rates based on the life of mine of each operation and real risk-free rates derived from inflation-indexed government bonds in the respective jurisdictions, with average rates of 11.21%, 8.96%, 6.42% and 6.78% as of June 30, 2026 and December 31, 2025 for Brazil, Mexico, Honduras and Guatemala respectively. The provisions are remeasured at each reporting date, with the accretion expense recognized as a finance expense.

19 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

17       OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	Deferred consideration (NSR)	CVRs	Total
At December 31, 2024	13,860	3,284	-	-	17,144
Periodic service and finance cost (Note 24)	891	-	-	-	891
Change in provision for the period	194	2,145	-	-	2,339
Addition	-	-	-	9,120	9,120
Actuarial changes	294	-		-	294
Settlement during the period	(1,811)	-	-	-	(1,811)
Foreign exchange	-	-	-	490	490
At June 30, 2025	13,428	5,429	-	9,610	28,467

At December 31, 2025	15,560	41,486	23,643	11,982	92,671
Periodic service and finance cost (Note 24)	1,193	-	-	-	1,193
Change in provision for the period	-	7,229	(1,680)	4,476	10,025
Actuarial changes	62	-	-	-	62
Settlement during the period	(452)	-	-	-	(452)
Foreign exchange	-	-	-	(487)	(487)
At June 30, 2026	16,363	48,715	21,963	15,971	103,012

Long-term employee benefits liability exists as a result of a legal requirement in Honduras pursuant to which the Company is obligated to pay a severance payment based on the years of service provided by an employee without regard to the cause of termination.

18       OTHER LIABILITIES

	June 30, 2026	December 31, 2025
NSR royalty (note 18 (a))	1,395	1,286
Lease payment obligation (note 18 (b))	16,766	24,120
Total other liabilities	18,161	25,406
Current	17,850	18,933
Non-current	311	6,473

a)         NSR Royalty

The movements for the six months ended June 30, 2026 and 2025 of the NSR Royalty are as follows:

	June 30, 2026	June 30, 2025
Balance, beginning of year	1,286	971
Royalty payments	(1,280)	(981)
Increase in NSR obligations	1,389	1,070
Balance, end of period	1,395	1,060

20 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)         Lease Payment Obligation

The movements for the six months ended June 30, 2026 and 2025 of the lease liability obligation are as follows:

	June 30, 2026	June 30, 2025
Balance, beginning of year	24,120	24,251
Acquisition of Bluestone	-	7
Change in estimate	1,093	6,236
Accretion expense (Note 24)	1,477	1,756
Lease payments (Principal)	(8,287)	(7,557)
Lease payments (Interest)	(1,379)	(1,804)
Foreign exchange	(258)	4,941
Balance, end of period	16,766	27,830
Current	16,455	13,876
Non-current	311	13,954

The weighted average discount rate applied to the new lease liabilities within the period ended June 30, 2026 was 13.37% (11.73% in June 30, 2025), based on their corresponding incremental borrowing rate.

Lease liabilities are reflected within the current and non-current liabilities in the unaudited condensed interim consolidated statements of financial position. The finance cost representing the unwinding of the discount on the lease liabilities are charged to the unaudited condensed interim consolidated statements of income using the effective interest method.

19       EQUITY

a)     Authorized

The Company has authorized an unlimited number of common shares with no par value, being subscribed 83,836,843 as of June 30, 2026 (83,554,346 as of December 31, 2025).

b)     Share based compensation

As of June 30, 2026, the Company had 1,089,400 options issued and outstanding (1,455,492 as of December 31, 2025). The share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant. During the period ended June 30, 2026 the Company did not grant new stock options. In addition, the Company had 142,160 Restricted Share Units (“RSUs”) outstanding as of June 30, 2026, which were granted on September 29, 2025 under its Omnibus Incentive Plan. These RSUs vest in three equal annual installments through September 29, 2028 and are accounted for as equity-settled share-based compensation, with the related expense recognized over the vesting period.

21 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

On March 11, 2026, March 25, 2026, and April 13, 2026, the Board of Directors authorized the repurchase of shares to settle employee tax withholding obligations related to the exercise of vested of stock-based awards, and during the period the Company repurchased shares totaling $4,682, which has been recorded as a reduction in equity.

For the periods ended June 30, 2026 and 2025, total share-based payment expense recognized in general and administrative expenses was $1,206 and $73, respectively.

c)     Repurchase of shares

On June 17, 2026, the Company's Board of Directors approved new repurchase programs (the "Repurchase Programs"), pursuant to which the Company is authorized to repurchase its common shares and Brazilian Depositary Receipts ("BDRs"). Under the Repurchase Programs, the Company may repurchase up to an aggregate amount of $200,000 of its outstanding common shares and BDRs through open market purchases at prevailing prices or through privately negotiated transactions.

For the period ended June 30, 2026, the Company has repurchased 35,449 common shares, for the total amount of $2,266 recorded directly in share capital.

20       REVENUE

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Gold	261,057	127,928	574,463	239,470
Copper & Gold concentrate	68,037	60,875	138,021	113,632
Provisional prices	5,842	686	4,097	(1,809)
Molybdenum	1,031	947	1,992	947
Revenue	335,967	190,436	718,573	352,240

Revenues for the Minosa, Apoena, Borborema, Serra Grande and Almas relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper and gold concentrate. The Company’s revenues are concentrated in 4 clients (see Note 28(d)).

For the three and six-months period ended June 30, 2026, Brazil, Mexico and Honduras represented 58.6%, 22.3% and 19.1% and 59.9%, 20.0% and 20.1% respectively of the Company´s revenue (38.1%, 32.5% and 29.4% and 34.5%, 22.2% and 43.4% for the period ended June 30, 2025).

For the period ended June 30, 2026 and 2025, the Company´s main clients were Asahi Refining Inc, Trafigura México, S.A. de C.V. and Auramet International, Inc, which represented 52.0%, 19.8% and 24.2%, of the Company´s revenue, respectively (45.5%, 31.8% and 22.7% in 2025).

22 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

21       COST OF GOODS SOLD

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Direct mine and mill costs (a)	(72,546)	(44,470)	(156,074)	(89,389)
Direct mine and mill costs – Contractors	(23,132)	(17,529)	(39,721)	(32,996)
Direct mine and mill costs – Salaries	(22,944)	(9,550)	(43,640)	(18,676)
Depletion and amortization	(25,868)	(14,948)	(58,833)	(28,812)
Total	(144,490)	(86,497)	(298,268)	(169,873)

(a) Refers primarily to consumables and materials used in the processing plant, including reagents, fuel and other operating supplies directly attributable to mineral processing activities.

22       GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Salaries, wages, benefits and bonus	(5,038)	(5,047)	(12,256)	(8,827)
Professional and consulting fees	(5,783)	(2,111)	(7,715)	(4,159)
Legal, filing, listing and transfer agent fees	(343)	(214)	(578)	(458)
Insurance	(115)	(194)	(897)	(390)
Directors' fees	39	(584)	(2,495)	(1,255)
Travel expenses	(459)	(213)	(828)	(574)
Share-based payment expense	(544)	-	(1,206)	(73)
Depreciation and amortization	(661)	(335)	(837)	(534)
Care and maintenance	(166)	(563)	(346)	(1,063)
Other (a)	(9,407)	(2,023)	(11,061)	(3,587)
Total	(22,477)	(11,284)	(38,219)	(20,920)

(a) For the six months period ended June 30, 2026, the Other consisted of a provision for judicial contingencies of $7,229 ($2,145 for the six months period ended June 30, 2025).

23       EXPLORATION EXPENSES

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Minosa	(19)	(264)	(84)	(500)
Borborema	(583)	-	(794)	(70)
Almas	(1,407)	(423)	(2,328)	(660)
Apoena	(210)	(62)	(387)	(186)
Aranzazu	(1,146)	(794)	(2,081)	(1,503)
Serra Grande	(215)	-	(244)	-
All other segments	11	(171)	(10)	(171)
Total	(3,569)	(1,714)	(5,928)	(3,090)

23 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

24       FINANCE INCOME (EXPENSE)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Accretion expense (Note 16)	(1,981)	(1,134)	(4,260)	(2,800)
Lease interest expense (Note 18 (b))	(667)	(161)	(1,477)	(1,756)
Interest expense on loans and debentures	(6,266)	(6,098)	(12,653)	(11,853)
Finance cost on post-employment benefit	(595)	(747)	(1,193)	(1,085)
Unrealized loss with derivative gold collars	-	(24,304)	-	(124,514)
Realized loss with derivative gold collars	(37,249)	(11,703)	(70,574)	(17,739)
Loss on other derivative transactions	(1,981)	(1,305)	(3,169)	(3,132)
Foreign exchange	(10,908)	(2,462)	(5,435)	(5,638)
Change in liability measured at fair value (Note 14)	(1,935)	(4,025)	(6,961)	(6,384)
Loss on settlement of liability with equity instruments (Note 14)	-	(8,768)	-	(8,768)
Other finance costs (a)	(4,622)	(297)	(7,118)	(727)
Finance expenses	(66,204)	(61,004)	(112,840)	(184,396)

Unrealized gain with derivative gold collars	126,013	-	101,908	-
Interest income	1,245	1,374	3,065	3,155
Finance income	127,258	1,374	104,973	3,155

Total finance result	61,054	(59,630)	(7,867)	(181,241)

(a) Other finance costs for the six months period ended June 30, 2026 includes a prepayment fee of $4,100 related to the early settlement of the Santander Brasil debt by the Company's subsidiary, Cascar (Note 13).

24 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

25       CASH FLOW INFORMATION

a)     Items adjusting profit (loss) of the period

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Deferred and current income tax expense	18,668	23,225	59,908	41,525
Depreciation and amortization	26,529	15,283	59,670	29,346
Accretion expense (Note 24)	1,981	1,134	4,260	2,800
Lease Interest expense (Note 24)	667	161	1,477	1,756
Interest expense on loans and debentures (Note 24)	6,266	6,098	12,653	11,853
Finance cost on post-employment benefit (Note 24)	595	747	1,193	1,085
Unrealized loss on derivatives gold collars (Note 24)	(126,013)	24,304	(101,908)	124,514
Loss on other derivatives (Note 24)	1,981	1,305	3,169	3,132
Foreign exchange (gain) loss (Note 24)	10,908	2,462	5,435	5,638
Change in fair value in liability measured at fair value (Note 14)	1,935	4,025	6,961	6,384
Share-based payment expense (Note 22)	544	-	1,206	73
Loss on disposal of assets (Note 11)	(863)	341	(716)	436
Loss on settlement of liability with equity instruments	-	8,768	-	8,768
Gain on disposal of the São Francisco Mine	(8,980)	-	(8,980)	-
Change in fair value of CVRs (Note 17)	1,243	-	4,476	-
Provision for judicial contingencies (Note 17)	5,205	(72)	7,229	547
Other non-cash items	(1,498)	(5,518)	1,520	(25)
Total	(60,832)	82,263	57,553	237,832

25 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)     Changes in working capital

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Decrease (Increase) in accounts receivables and value added taxes and other recoverable taxes	(6,022)	5,822	(6,777)	(2,126)
Increase in inventory	2,372	(11,128)	(10,414)	(15,582)
Increase (Decrease) in trade and other payables	15,105	8,678	1,293	6,945
Total	11,455	3,372	(15,898)	(10,763)

c)     Other current and non-current assets and liabilities

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Changes in other current and non-current assets and liabilities consists of:
Decrease (Increase) other receivables and assets and inventories (non-current)	(853)	6,751	(7,383)	4,099
Increase in other receivables and assets (current)	(409)	(114)	(2,653)	(79)
Increase (Decrease) in other liabilities (current and non-current)	(14,205)	2,016	(22,248)	(5,450)
Total	(15,467)	8,653	(32,284)	(1,430)

d)     Non-cash investing and financing activities consist of:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Non-cash addition to property, plant and equipment	3,455	8,429	7,147	10,728
Total	3,455	8,429	7,147	10,728

26 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

e)     Debt reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2024	443,104	139,490
Acquisition of Bluestone	5,900	-
Changes from Financing cash flows:
Loan and debentures repayments	(20,602)	-
Interest paid on loans (a)	(21,172)	-
Derivative settlement (Gold Hedges)	-	(17,739)
Derivative settlement (Other derivatives)	-	2,582
Other Changes:
Interest expenses on loans	10,395	-
Interest expenses on debentures	12,383	-
Derivative interest	-	(6,157)
Foreign exchange adjustments	22,685	(22,723)
Derivative settlement (witholding taxes)	-	1,104
Swap fair value adjustment	-	3,417
Gold Hedges fair value adjustment	-	142,253
Other derivatives fair value adjustment	1,200	1,933
Balance as of June 30, 2025	453,893	244,160

	Loans and debentures	Derivatives
Balance as of December 31, 2025	411,168	400,279

Changes from Financing cash flows:
Loan and debentures repayments	(99,393)	-
Loan Proceeds	119,632	-
Interest paid on loans (a)	(26,065)	-
Derivative settlement (Gold Hedges)	-	(70,574)
Derivative settlement (Other derivatives)	-	6,502
Other Changes:
Interest expenses on loans	7,417	-
Interest expenses on debentures	15,005	-
Derivative interest	-	(9,770)
Foreign exchange adjustments	11,784	(11,447)
Swap fair value adjustment	-	(5,015)
Gold Hedges fair value adjustment	-	(31,334)
Other derivatives fair value adjustment	1,696	1,473
Balance as of June 30, 2026	441,244	280,114

(a) Interest payment on debts and debentures are being presented under financing activities in the Unaudited Condensed Interim Consolidated Statements of Cash Flow.

27 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

26       OTHER (EXPENSES) INCOME, NET

For the six month period ended June 30, 2026, Other income, net primarily consisted of a gain of $10,980 arising from the disposal of the São Francisco Mine (Note 5), partially offset by a loss of $4,476 related to the change in the fair value of the contingent value rights (“CVR”). For the six-month period ended June 30, 2025, Other (expenses), net, consisted of income of $4,462 (expenses of ($693) for the six month period ended June 30, 2025).

27       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)         Financial Instruments

The Company has the following derivative financial instruments in the following line items in the unaudited condensed interim consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	June 30, 2026	December 31, 2025
Swap - Aura Almas (Itaú Bank)	Current	21,404	4,418
Swap - Apoena Mines (ABC Bank)	Current	-	(2,753)
Swap - Borborema Mine (Santander Bank)	Current	(663)	-
Swap – Serra Grande (Bradesco Bank)	Current	(821)	-
Gold Derivatives	Current / Non-current	(300,034)	(401,944)
Total		(280,114)	(400,279)

28 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		June 30, 2026			December 31, 2025
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	248,322	-	-	286,056	-	-
Accounts receivable	7	6,114	5,984	-	17,478	2,321	-
Derivative Financial Instrument	27	-	-	21,404	-	-	4,418
Non-current
Other receivables and assets	10	-	-	8,740	-	-	9,691
		254,436	5,984	30,144	303,534	2,321	14,109

Liabilities
Current
Trade and other payables	12	183,166	-	-	189,614	-	-
Derivative Financial Instrument	27	-	143,440	-	-	139,354	-
Loans and debentures	13	58,015	6,970	-	92,497	7,051	-
Liability measured at fair value	14	-	6,902	-	-	1,012	-
Other liabilities	18	17,850	-	-	18,933		-
Non-current
Derivative Financial Instrument	27	-	158,078	-	-	265,343	-
Loans and debentures	13	185,453	190,806	-	132,238	179,382	-
Liability measured at fair value	14	-	27,598	-	-	25,822	-
Deferred consideration (NSR)	17	-	21,963	-	-	23,643	-
Other provisions (CVR)	17	-	15,971	-	-	11,982	-
Other liabilities	18	311	-	-	6,473	-	-
		444,795	571,728	-	439,755	653,589	-

i)	Swap agreements:

As of June 30, 2026 and December 31, 2025, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	June 30, 2026	December 31, 2025
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current	21,404	4,418
Swap - Apoena Mines (ABC Bank)	CDI	Current	-	(2,753)
Swap - Borborema Mine (Santander)	CDI	Current	(663)	-
Swap – Serra Grande (Bradesco Bank)	CDI	Current	(821)	-
Total			19,920	1,665

(a) The swap agreements from the Company’s subsidiary, Almas, was designated as a hedge accounting.

29 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

ii) Derivative Options

As of June 30, 2026, the Company had 166,578 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between July 2026 and June 2028.

The fair value effect of the Derivative Collars for the period ended June 30, 2026 is $101,908 ($124,514) in June 30, 2025), recorded as a finance income and finance expense, respectively, in the financial statements.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Company has no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)     Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;
2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,
3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at June 30, 2026 and December 31, 2025 are summarized in the following table:

30 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

		June 30, 2026		December 31, 2025
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	5,984	-	2,321	-
Other receivables and assets	1	-	8,740	-	9,691
Derivative Financial Instrument	2	-	21,404	-	4,418
		5,984	30,144	2,321	14,109

Liabilities
Debentures	2	197,775	-	186,433	-
Liability measured at fair value	3	34,500	-	26,834	-
Derivative Financial Instrument	2	301,518		404,697	-
Deferred consideration (NSR)	3	21,963	-	23,643	-
Other provisions (CVR)	3	15,971		11,982	-
		571,727	-	653,589	-

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	2026	2025		2026	2025
Liability measured at fair value (NSR agreement)	34,500	26,834	Expected production of gold ounces	1,956,852	719,512	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $3,450.
Contingent Value Rights (CVRs)	15,971	11,982	Commercial Production	(a)	(a)	(a)
Contingent consideration (NSR)	21,963	23,643	Expected production of gold ounces	298,792	315,481	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $192.

(a)	The Company assessed the probability of achieving commercial production, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $1,921.

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

31 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation process - Liability measured at fair value

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

- Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

The key inputs into the Monte Carlo simulation model were as follows at June 30, 2026 and December 31, 2025:

Input	2026	2025
WACC	11.50%	11.50%
Credit-risk	2.70%	2.70%
Expected volatility	16.40%	15.20%

Valuation process - Contingent Value Rights (CVRs)

The fair value of the Contingent Value Rights is determined using a scenario-based valuation model that incorporates management’s assessment of the probability and timing of achieving commercial production at the Era Dorada Project.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- The probability-weighted timing of commercial production is based on scenarios provided by management, covering multiple time horizons up to 20 years, with a residual probability assigned to production commencing beyond this period.

- Discount rates applied to the expected cash flows are determined based on a risk-free rate derived from U.S. Treasury bonds with maturities consistent with the expected payment dates, adjusted by a credit spread that reflects the Company’s credit risk, consistent with market data for comparable issuers.

Valuation process - Deferred consideration (NSR)

The fair value of the deferred consideration related to the Net Smelter Return (NSR) agreement is determined using a discounted cash flow model that estimates future royalty payments based on expected production profiles and commodity price assumptions.

32 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Expected production volumes are based on life-of-mine production forecasts prepared by management and technical studies, reflecting current mine plans and operational assumptions.

- Discount rates applied to the expected royalty cash flows are determined using a capital asset pricing model to estimate a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset, including country, operational and project-specific risks.

- Commodity price assumptions are based on consensus forecasts obtained from market participants, which are publicly available.

Fair value of loans and other financial liability

The Company considers that for the loans, that are recorded at their contractual value and other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

28       FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 29 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

2026	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	183,166	-	-	-	183,166
Loans and debentures	97,954	260,720	175,753	-	534,427
Provision for mine closure and restoration	5,094	13,246	26,680	48,739	93,759
Lease liabilities	16,526	258	97	-	16,881
Liability measured at fair value	7,934	19,262	22,537	5,858	55,591
	310,674	293,486	225,067	54,597	883,824

As of June 30, 2026, Aura has cash and cash equivalents of $ 248,322 ($286,056: 2025) and current assets, excluding restricted cash less current liabilities of $26,480 ($16,843: 2025).

33 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar, Colombian peso, Guatemalan Quetzals and Barbadian Dollars.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short and long term loans and other provisions denominated in foreign currency.

At June 30, 2026 and December 31, 2025, the Company had cash and cash equivalents of $ 248,322 and $286,056, respectively, of which, $ 194,109 ($257,374 in 2025) were in United States dollars, $191 ($192 in 2025) in Canadian dollars, $50,990 ($19,946 in 2025) in Brazilian reais, $2,633 ($8,305 in 2025) in Honduran lempiras, $120 ($126 in 2025) in Mexican pesos, $14 ($18 in 2025) in Colombian Pesos, $262 ($90 in 2025) in Guatemalan Quetzals and $4 ($6 in 2025) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $ 2,711.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of June 30, 2026, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits.

At June 30, 2026, the Company believes that its trade credit risk is low due to the following reasons:

34 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the sales of refined gold from Almas, Apoena, Borborema, Serra Grande and Minosa, the Company collects payments in advance or at the time of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 27, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the June 30, 2026 closing prices.

Liability measured at fair value

As mentioned in Note 14, the Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cashflows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cashflows.

To simulate the reasonable scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	69,630
Liability measured at fair value	Gold price increase/decrease	Δ 10%	3,450
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	615
Contingent consideration (NSR)	Gold price increase/decrease	Δ 10%	2,196

35 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

29       CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into of any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares to reduce debt.

During the six month period ended June 30, 2026, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26 and May 6, 2026, totaling US$55.1 million and US$65.4 million, respectively. These dividends corresponded to $0.66 and $0.78 per common share, and $0.22 and $0.26 per Brazilian Depositary Receipt, respectively. The dividends were paid on March 26 and May 26, 2026, respectively, to holders of the Company’s common shares, and on or around April 7 and June 5, 2026, respectively, to holders of the Company’s BDRs.

During the year ended December 31, 2025, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, May 5, August 5, and November 4, 2025, totaling $18.3 million, $29.8 million, $27.6 million, and $40.1 million, respectively. These dividends corresponded to $0.25, $0.40, $0.33, and $0.48 per common share, and $0.08, $0.13, $0.11, and $0.16 per Brazilian Depositary Receipt, respectively. The dividends were paid on March 28, May 30, September 5, and December 2, 2025, respectively.

36 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

30       RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the period ended June 30, 2026 and 2025, were $3.7 million and $2.7 million, respectively.

Director’s fees

Management had issued 82,785 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of June 30, 2026, is $5,008 ($2,564 on December 31, 2025) and is included as part of Trade and other payables.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena. Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $1,542 in the period ended June 30, 2026 ($1,548 in the period ended June 30, 2025).

37 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiary Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group from Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $3,040 in the period ended June 30, 2026 ($6,200 in the period ended June 30, 2025).

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group from Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 47.7% ownership as of June 30, 2026 (47.7% as of December 31, 2025).

In the six month ended June 30, 2026, the Company paid to Northwestern the total amount of $57.5 million of dividends ($25.7 million in the period ended June 30, 2025).

31       SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

38 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the periods ended June 30, 2026 and 2025, segment information is as follows:

	Reportable segments
For the period ended June 30, 2026	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema	Serra Grande Mine	Total reportable segments	Non-Reportable Segments (1)	Total
Revenue	144,306	61,190	144,003	148,015	145,230	75,829	718,573	-	718,573
Cost of goods sold, except depletion and amortization	(40,763)	(21,142)	(50,294)	(37,630)	(34,346)	(55,260)	(239,435)	-	(239,435)
Depletion and amortization	(3,263)	(10,626)	(13,609)	(9,145)	(9,425)	(12,765)	(58,833)	-	(58,833)
Gross profit	100,280	29,422	80,100	101,240	101,459	7,804	420,305	-	420,305

General and administrative expenses	(2,105)	(6,462)	(2,836)	(2,178)	(2,076)	(4,294)	(19,951)	(18,268)	(38,219)
Exploration expenses	(84)	(387)	(2,081)	(2,328)	(794)	(244)	(5,918)	(10)	(5,928)
Other (expense) income	(535)	10,792	(1,186)	(1,579)	327	(139)	7,680	(3,218)	4,462
Operating income/(loss)	97,556	33,365	73,997	95,155	98,916	3,127	402,116	(21,496)	380,620

Finance expense	(2,324)	(2,019)	(1,769)	(3,746)	(15,602)	(2,503)	(27,963)	(72,224)	(100,187)
Finance income	154	371	164	563	392	94	1,738	103,235	104,973
Interest expense on loans and debentures	(328)	(2,416)	(741)	(5,694)	(3,428)	(46)	(12,653)	-	(12,653)
Income/(Loss) before income taxes	95,058	29,301	71,651	86,278	80,278	672	363,238	9,515	372,753

Current tax	(25,196)	(1,271)	(23,296)	4,903	(12,412)	(3,548)	(60,820)	(6,383)	(67,203)
Deferred tax	561	(4,457)	2,031	3,178	1,856	3,671	6,840	455	7,295
Income taxes	(24,635)	(5,728)	(21,265)	8,081	(10,556)	123	(53,980)	(5,928)	(59,908)

(Loss) / Profit for the period	70,423	23,573	50,386	94,359	69,722	795	309,258	3,587	312,845

Property, plant and equipment	77,837	106,588	134,110	169,421	244,426	147,627	880,009	142,582	1,022,591
Total assets	102,888	216,725	460,674	406,231	218,560	232,566	1,637,644	66,799	1,704,443
Total liabilities	81,745	127,020	103,525	261,616	163,513	130,452	867,871	380,100	1,247,971
Purchase of property, plant and equipment	9,197	34,929	15,072	20,420	11,080	18,240	108,938	19,488	128,426

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás, Era Dorada Projects and Corporate.

39 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended June 30, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema	Total reportable segments	Non-Reportable Segments (1)	Total
Revenue	103,838	53,064	112,770	78,878	3,690	352,240	-	352,240
Cost of goods sold, except depletion and amortization	(41,150)	(21,155)	(48,564)	(29,078)	(1,114)	(141,061)	-	(141,061)
Depletion and amortization	(2,382)	(8,219)	(12,739)	(5,472)	-	(28,812)	-	(28,812)
Gross profit	60,306	23,690	51,467	44,328	2,576	182,367	-	182,367
						-
General and administrative expenses	(2,301)	(2,237)	(3,290)	(2,278)	(294)	(10,400)	(10,520)	(20,920)
Exploration expenses	(500)	(186)	(1,503)	(660)	(70)	(2,919)	(171)	(3,090)
Other (expense) income	9	113	(1,102)	(26)	15	(991)	298	(693)
Operating income/(loss)	57,514	21,380	45,572	41,364	2,227	168,057	(10,393)	157,664

Finance income	182	159	-	2,283	105	2,729	426	3,155
Finance expense	(2,134)	(6,106)	(2,595)	(3,297)	(7,479)	(21,611)	(150,932)	(172,543)
Interest expense on loans and debentures	(802)	(2,186)	(1,201)	(7,174)	(490)	(11,853)	-	(11,853)
Income/(Loss) before income taxes	54,760	13,247	41,776	33,176	(5,637)	137,322	(160,899)	(23,577)
						-
Current tax	(14,385)	(1,525)	(19,466)	(13,099)	-	(48,475)	(1,890)	(50,365)
Deferred tax	742	1,656	(449)	7,116	(851)	8,214	626	8,840
Income taxes	(13,643)	131	(19,915)	(5,983)	(851)	(40,261)	(1,264)	(41,525)

(Loss) / Profit for the period	41,117	13,378	21,861	27,193	(6,488)	97,061	(162,163)	(65,102)

Property, plant and equipment	63,427	67,411	129,409	150,177	243,841	654,265	108,301	762,566
Total assets	95,591	203,919	371,786	347,036	136,179	1,154,511	11,412	1,165,923
Total liabilities	78,012	140,642	105,819	253,469	158,749	736,691	289,468	1,026,159
Purchase of property, plant and equipment	3,171	14,137	14,416	9,787	54,728	96,239	5,027	101,266

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás, Era Dorada Projects and Corporate.

40 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

32       COMMITMENTS AND CONTINGENCIES

a)                   Leases commitments

The Company has the following commitments for future minimum payments under leases:

2026
Within 1 year	16,734
2 years	576
3 years	452
4 years	257
Over 5 years	33
Total	18,052

b)                   Contingencies

Certain conditions may exist on the date of these financial statements that could result in a loss to the Company in the future upon the occurrence or non-occurrence of specific events. At each reporting date, the Company evaluates its loss contingencies related to ongoing legal proceedings by assessing the likelihood of an unfavorable outcome and the amounts claimed or expected to be claimed.

33       PROFIT (LOSS) PER SHARE

Basic profit per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Profit (Loss) for the period	217,687	8,147	312,845	(65,102)

Weighted average number of ordinary shares outstanding - basic	83,813,093	74,328,457	83,691,587	73,771,206
Weighted average number of ordinary shares outstanding - diluted	84,754,721	75,199,163	84,633,215	73,771,206

Profit (loss) per share - basic	2.60	0.11	3.74	(0.88)
Profit (loss) per share - diluted	2.57	0.11	3.70	(0.88)

41 | Aura Minerals Inc.